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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13274

MACK-CALI REALTY CORPORATION — NYSE ARCA EQUITIES, INC. (F/K/A THE PACIFIC EXCHANGE)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

343 Thornall Street
Edison, New Jersey 08837-2206
732-590-1000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, Par Value $0.01 Per Share
(Description of class of securities)

Please place an X in the box to designate the appropriate rule provision relied upon to strike the class of securities from listing and registration:

☐   17 CFR 240.12d2-2(a)(1)
☐   17 CFR 240.12d2-2(a)(2)
☐   17 CFR 240.12d2-2(a)(3)
☐   17 CFR 240.12d2-2(a)(4)

☐   Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒   Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934 Mack-Cali Realty Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: December 28, 2006	By:	/s/ Roger W. Thomas	Title: EVP, General Counsel, & Secretary

Explanatory Note:   The purpose of this Form 25 is to voluntarily delist and deregister the Issuer’s common stock from the NYSE Arca Exchange (formerly the Pacific Exchange).  The Issuer is continuing its primary listing and registration of its common stock on the New York Stock Exchange.